UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                       (Amendment No. 2)*

            Under the Securities Exchange Act of 1934



                  YUKON GOLD CORPORATION, INC.
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.0001 per share
_________________________________________________________________
                  (Title of Class of Securities


                            988480109
                  ____________________________
                         (CUSIP Number)


                       Jose L. Guerra Jr.
                      1611 Greystone Ridge
                      San Antonio TX 78258
                          210-355-3233
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        January 14, 2008
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 2

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Jose L. Guerra, Jr.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_x_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          3,072,084
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            3,072,084

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,326,629 shares of common stock of the Issuer. Plus warrants and option as follows:

	On December 13, 2005 Mr. Guerra was granted 250,000 options to buy common shares. On January 14, 2008 Mr. Guerra was granted 200,000 options to buy common shares. On April 4, 2008 Mr. Guerra was granted 50,000 options to buy common shares. All of these options have fully vested.

	In addition Mr. Guerra purchased 245,455 Warrants at $0.01 per Warrant. These Warrants entitle the holder to acquire one common share at US$1.00 per share between August 22, 2006 and August 22, 2008.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

          The ownership of shares ("Shares") of Common Stock of the Issuer was previously reported by the Reporting Person in a
Schedule 13D, filed with the Securities and Exchange
Commission on October 19, 2005 and in a Schedule 13D Amendment No. 1 ("Amendment No. 1") filed on November 4, 2005. Since the filing of Amendment No. 1, the ownership of Shares by the Reporting Person has increased to 3,072,084 Shares (which includes shares underlying options and warrants).

          The Cover Page for the Reporting Person whose ownership of Shares has changed since the filing of Amendment
No. 1 is hereby amended as shown in this Amendment No. 2.  Items
3 and 5 are hereby amended as shown in this Amendment No.
2.  All other Items remain unchanged from the Original
Schedule 13D filing.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, IS THE BENEFICIAL OWNER OF ANY SHARES OTHER THAN THE SHARES IN WHICH THE REPORTING PERSONS ARE SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

The source of funds used by the Reporting Persons are personal funds. The Reporting Person did not borrow funds for the purpose of acquiring their respective Shares.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person reports aggregate beneficial ownership of 3,072,084 shares of common stock of the Issuer, representing 10.6% of outstanding shares of the Issuer. 104,450 of the shares are owned by Cheryl Guerra of which the Reporting Person exercises voting control. 408,000 of the shares are owned by the Joranamo Trust of which the Reporting Person disavows voting control. 745,455 shares underlie options or warrants which are immediately exercisable. The percentage assumes that the number of Shares of common stock of the Issuer outstanding is 28,990,440 Shares (as reported in the Issuer's Form 10-Q as of January 31, 2008).

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)


Jose L. Guerra, Jr.                2,559,634            8.83%

Cheryl Guerra                        104,450            0.36%

Joranamo Trust                       408,000            1.41%
                                      ______           ______
TOTAL
                                   3,072,084           10.60%

(b) The Reporting Person has sole voting and dispositive power with respect to 3,072,084 shares of common stock.

(c)  Not applicable.


(d) Not applicable

(e) Not applicable

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED this 21st day of April, 2008.


s/Jose L. Guerra Jr.
  Jose L. Guerra Jr.